INVEST IN **LIVELY ROOT**

# The New Way to Buy Plants Online - Bridging the Divide Between Nurseries & Your Home!



livelyroot.com San Diego CA

B2B Retail B2C

## Featured Investors



**Chadwick Manning**

Syndicate Lead

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I am investing in Lively Root because I am a very happy customer, I love their products/services, and believe in Colin and his team to execute. LR has a proprietary packaging solution that differentiates them from the competition by lowering the cost of shipping and allows them to ship a more diverse array of plants. LR is also vertically integrated with their own nursery, which allows the to be cost competitive, while also hitting great gross margins. It is a massive market that will continue to grow in the coming years.

**Invested $5,000 this round**

## Highlights

1. $12.2M Lifetime Rev
2. Gross Rev doubling YoY; 113% CAGR
3. Americans spend $56B annually on plants — an increase of 50% over the last 3 years.
4. 500,000 customers across all 48 contiguous states.
5. Current B2B Clients include Apple, Airbnb, LinkedIn, Oracle, and many more.
6. Channel provider for Petco's entire Pet-Friendly plant category.
7. Founders are ex-YC (S16), and experienced in building horticulture and e-Commerce brands.
8. 2022 - 3.4 LTC/CAC, $93.9 AOV

## Our Team

**Colin Barceloux** CEO



3X Founder, YC Alum, Stanford GSB, StartX Mentor.



**Jenna Dower** Marketing

10+ years experience optimizing and scaling top eCommerce brands & digital storefronts.



**Brian Bates** Biz Development

Sales leader with a proven track record for high growth, through scalable, repeatable processes to scale.



**Anurag Grover** Engineering

Senior Engineer with 15+ years of programming and startup experience.



**John Arathoon** Operations

Over 15 years of operations experience at startups with logistics & warehouse management skills.

## The New Way to Buy Plants Online


lively root
Modern Horticulture
DELIVERED


Mission Bridging The Divide Between Nurseries & Your Home – The New Way To Buy Plants Online
Lively Root is a rapidly growing e-commerce company building a horticultural lifestyle brand designed to revolutionize the Garden Center Industry
From Three Generations of Farmers
With over 200 combined years of horticultural experience, our founders are also plant lovers who want to pass their passion for green spaces down to their future green thumbs. From our first nursery in San Diego to our local nursery partners across the US now we are able to deliver hand-packed, healthy and happy plants right to your doorstep.

**Why has it taken 30 years for the plant industry to go online?**

- Living products like plants are very hard to ship. Cut flowers are easy, but plants (especially larger varieties) require special handling.
- Improvements in ground shipping speeds allow for desired time to cost effectively mail plants.
- Local and regional nurseries are motivated to go directly to consumers and open up alternative sales channels after years of big box retailers who have been squeezing their margins.
- Customer behavior has changed with the next generation of shoppers who want to purchase plants just as they do all their other products via

eCommerce.

- Personalization and search capabilities enable the online experience to ideally tailor a customer's individual needs and preferences to their perfect plant.


The Future of Plant Shopping
Lively Root is a modern solution to gardening that avoids high-costs of traditional storefronts
Traditional Storefronts
Armstrong Growers
ACE Hardware
• High capital expenditures
• Limited product selection due to geographic & climate limitations
• Inventory-heavy with significant care
• Aging core customer base
• Not meeting the needs of new customers
82%
The industry is outdated, cumbersome, and impersonal with 82% of sales at big box stores
lively root
• Fully digital platform
• Robust product offering
• Customer convenience
• Access to next generation of shoppers
• Recurring gifting opportunities
• No regional limitations
↑60%
Total consumer spending for plants (driven mostly by urban millennials) is up 60% since 2016.


E-Commerce Solutions for Nursery Partners
Lively Root unlocks wholesale nursery inventory previously unobtainable to consumers online
Online Sales Channel
Lively Root opens a new sales channel for nursery partners and generates demand unfulfilled by traditional retailers
Customer Experience
Lively Root provides and maintains the complete online customer, order, and service experience
Access to Modern Consumers
Lively Root offers their nursery partners the ability to access the hard-to-reach modern online customer
Expand Geographic Research
Lively Root offers their nursery partners the ability to reach customers outside the capabilities of their traditional storefronts
CERTIFIED ROSES
DEVIL MOUNTAIN WHOLESALE NURSERY
Everde
The Pinery
plantsource

## Why now, why hasn't this been done before. Unique selling points/products:

- Custom Technology that allows shipment of plants 365 days a year to all 48 continental states. This includes all the software, equipment, and processes to turn a nursery into a fulfillment center.
- End to End fully integrated technology enabled solution to pick, pack and manage all aspects of the order fulfillment process. All orders are drop shipped directly from one of our partner nurseries to the customer typically by the next business day.
- Custom patented boxes for shipping. On our 7th generation with 12 different sizes for optimal shipping and cost reduction. This includes specialized wrapping and packaging to ensure all our live plants can withstand shipping in any weather.
- Offers personalized plans, and the ability to customize pots for customers.


Large $60B Market Opportunity
Americans spend $56B per year on plants with no online retailer over $10M
Trends
Household spending on plants has increased by over 60% since 2016
GARDEN RESEARCH
Plant sales are soaring, even at nurseries closed due to coronavirus
Los Angeles Times
Covid lockdowns turned buying plants into the next big pandemic trend - for good reason
NBC NEWS
US plant sales have risen 50% in the last three years

## Competitive Differentiators

Competition lacks a comprehensive customer experience strategy


100%
50%
25%
lively root
bloomscape
ACE Hardware
Costco Wholesale
Robust Product Offering
Fully Digital Platform
Recurring Gifting Opportunities
No Regional Limitations

## Robust Revenue Streams

**75%**

### D2C

- **Transactional** - Primary revenue stream of orders via livelyroot.com
- **Membership** - A "Prime Like" program for the most loyal customers
- **Subscription** - A recurring service delivering high quality plants quarterly

**3%**

### Cumulative Subscriptions

Cumulative subscriptions make up 3% of total revenue.

**5%**

### Channel Partners

Partners who list Lively Root branded products while we work to transition the customer directly for repeat purchases.

amazon, Costco Wholesale, Etsy, The Home Depot, macy's, petco

**18%**

### B2B Sales

Clients who are already using Lively Root for business gifts to employees, partners, and customers.

airbnb, gsk, ORACLE, PENSKE, VOLKSWAGEN

## Experienced Management Team

w/ over 100 years of combined experience



**Colin Barceloux**
CEO
Repeat Founder & Stanford MBA with last D2C startup booking over $100M revenue



**Brian Bates**
Biz Development
Sales leader with a proven track record for high growth, through scalable, repeatable processes to scale



**Jenna Dower**
Marketing
10+ years experience optimizing and scaling top eCommerce brands & digital storefronts



**John Arathoon**
Operations
Over 15 years of operations experience at startups with logistics & warehouse management skills



**Anurag Grover**
Engineering
Senior Engineer with 15+ years of programming & startup experience

REEF, BookRenter.com, Content Analytics, StartX, Stanford Business, Y Combinator

## Valuable Modern Customer Database

Lively Root has a database of over 500,000 modern consumers underserved in the traditional horticulture market

- Lively Root offers an **online solution for the modern customer**
  - Traditional retail does not address the changing retail landscape transitioning to online purchasing
- Lively Root has a **growing database of active customers**
- The company has proven success with Millennial & Gen Z-ers
  - Customer sales in the 18-34 range total **47% of revenue**
  - 18-34 range makes up **31% of returning visitors**

**Age Range + % of Total Revenue**


65+
8%
18-24
16%
55-64
11%
45-54
15%
25-34
31%
35-44
20%

## National Year-Round Reach

Lively Root launched targeting large urban city centers, and is now a national presence.


3.73%
1.85%
18.1%
0.90%
2.36%
1.63%
1.41%
1.02%
2.08%
4.53%
1.02%
2.12%
0.94%
1.18%
2.03%
9.27%
3.17%
1.03%
3.61%
3.42%
2.53%
3.96%
2.08%



Top 10
Next 15
6.03%
4.39%

- Lively Root has customers in all 48 contiguous states with no one state representing more than 20% of total sales
- Lively Root ships 365 days a year-round in cold & hot weather. Their thermal packaging allows for shipping year-round. Competitors are very regionally & seasonally limited

## Sustainable Customer Gifting



**1/3** of Lively Root's Customers are shopping for a sustainable gifting option

**Not only Sustainable but Beautiful!**
Lively Root really made Mothers Day special. My mom LOVED her plants! I choose Lively Root for their dedication to Sustainability. This gift will be something to enjoy every day vs flowers that die after a week. Highly recommend & will be back for other gifts!
-Danielle A.

## Petco Channel Partnership Case Study

petco — Lively Root partnered with Petco as a channel provider for their entire Pet-Friendly plant category

**Stage 1** — Lively Root partnership will include the launch of Lively Root's broad assortment of pet-friendly products through their e-commerce platform Petco.com

**Stage 2** — Their partnership is expected to expand to include Lively Root's pet-friendly products inside all of Petco's 1,500+ physical stores throughout the United States.

- Petco is the 3rd largest online pet store and the 2nd largest physical pet specialty company in the US
- Petco believes there is a tremendous opportunity to merge their community of pet-owners with Lively Root's large assortment of pet-friendly products
- Lively Root sees significant near-term and future opportunities within the $100B US pet industry
- Lively Root is leveraging the Petco partnership model as a repeatable framework for partnering with other large retailers.

## Testimonials

**My orders are always on time**
My orders are always on time. I've never had any problems. They really care about plants and about how we get high quality plants

**Best Plants Around.**
I've ordered from many plant shops & have found Lively Root to be the best of all. Every plant I've received has been very healthy & grown quickly. I highly recommend Lively Root to anyone looking to add a plant pal.

**11/10 Customer Service!**
The customer service team was exceptional. My order was a gift to a friend and was never received at her home. When I called Lively Root, they did all they could to make things right & get a new gift underway!

**You can tell they care**
You can tell they care about their plants and how they arrive to their customers. 10/10 experience. Will definitely buy from them in the near future!

## 2022 Key Revenue Metrics

| Metric | Value |
|---|---|
| Gross Revenue | $4.7M |
| YOY Growth Rate | 127.5% |
| Subscription Churn Rate | 5.9% |
| Blended Average Order Value (AOV) | $93.9 |
| D2C Sessions | 3.5M |
| D2C Conversion Rate | 2.5% |
| LTV/CAC | 3.4 |

## Corporate Timeline



lively root
LAUNCH
Colin Barceloux joins as CEO
B2B Sales channel launch
Garden Club launches starting a recurring revenue channel
Projects to double revenue again despite pandemic restrictions easing
2020
2022


Sales increased 138% in last 30 days compared to 5 months
First 2 fulfillment centers in California + Oregon
petco
macy's
Petco.com & Macys.com channel partnerships announced
2023
2024
2025
2 new fulfillment centers in Florida + Texas
Open 2 storefront locations
$$$
Reach $42M in revenue

This chart contains forward-looking projections that cannot be guaranteed.


Invest in Lively Root

*Note: All investments will be made via the legal entity Grow Source Technologies, Inc.*